jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

16th May 2002

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Jardine Matheson Holdings Limited
- Disclosure of Interests - Substantial Shareholders

We enclose for your information a notification dated 16th May 2002 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

Encl

[Cng/Subshlder/jmh/2k20516/p3]

Company	Jardine Matheson Hldgs Ld
TIDM	JAR
Headline	Holding(s) in Company
Released	11:32 16 May 2002
Number	0102W

JARDINE MATHESON HOLDINGS LIMITED ("JMH")

DISCLOSURE OF INTERESTS – SUBSTANTIAL SHAREHOLDERS

On 16th May 2002, the following substantial shareholders' interests in JMH changed as a result of the dilution of interests upon issue of shares by JMH in connection with its scrip dividend scheme:-

(i) Jardine Strategic Holdings Limited ("JSH")

JSH's interest in JMH decreased from 52.19% to 51.98%. JSH's interest is made up as follows:-

	No. of shares	%
JSH	212,214,132	33.74
Jardine Securities Limited	100,460,881	15.97
Clare Investment and Trustee Company Limited	14,281,559	2.27
Total Holding	**326,956,572**	**51.98**

(ii) Jardine Securities Limited ("JSL")

The interest of JSL, a wholly-owned subsidiary of JSH, in JMH decreased from 16.03% to 15.97%.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Matheson Holdings Limited

16th May 2002

www.jardines.com

END

Company website

Jardines

Jardine Matheson Limited
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

02 MAY 29 AM 11:30

16th May 2002

Securities & Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sir

Jardine Matheson Holdings Limited ("JMH")
Directors' Share Transactions

In accordance with the requirements under the listing rules of the UK Listing Authority, notification has been made to the UK Listing Authority on behalf of JMH of the following Directors' share transactions in JMH. Under the same London requirements, such notification has also been made on behalf of JMH's relevant subsidiaries where the Director is also a director of those companies:-

Name of Director	Nature of transaction	Date of transaction	No. of shares acquired	Price per share
Henry Keswick	Scrip Dividend	16/05/2002	+ 254,153	US$5.94
Simon Keswick	Scrip Dividend	16/05/2002	+ 941,466	US$5.94
E P K Weatherall	Scrip Dividend	16/05/2002	+ 801,725	US$5.94
C G R Leach	Scrip Dividend	16/05/2002	+ 25,331	US$5.94
George Ho	Scrip Dividend	16/05/2002	+ 1,082	US$5.94
Brain Keelan	Scrip Dividend	16/05/2002	+ 1,133	US$5.94
R C Kwok	Scrip Dividend	16/05/2002	+ 2,103	US$5.94

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

www.jardines.com
Incorporated in Bermuda with limited liability